UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

(Amendment No. 2)

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

ShangPharma Corporation

(Name of Issuer)

ShangPharma Corporation

ShangPharma Holdings Limited

ShangPharma Parent Limited

ShangPharma Merger Sub Limited

Michael Xin Hui

ChemExplorer Investment Holdings Ltd.

ChemPartner Investment Holdings Limited

Joint Benefit Group Limited

TPG Star Charisma Limited

TPG Biotech II Charisma Limited

TPG Star, L.P.

TPG Biotechnology Partners II, L.P.

Han Ming Tech Investment Limited

(Name of Persons Filing Statement)

Ordinary Shares, par value $0.001 per share

American Depositary Shares, each representing 18 Ordinary Shares

(Title of Class of Securities)

81943P104 1

(CUSIP Number of Class of Securities)

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each of which represents 18 Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

William Dai, Chief Financial Officer

ShangPharma Corporation

No. 5 Building, 998 Halei Road

Zhangjiang Hi-Tech Park, Pudong New Area

Shanghai, 201203

The People’s Republic of China

(86 21) 5132-0088

Facsimile: (86 21) 5132-0110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

with copies to:

Ropes & Gray LLP 41st Floor, One Exchange Square 8 Connaught Place Central, Hong Kong Attention: Scott A. Jalowayski Paul W. Boltz, Jr. Facsimile: +852 3664 6588	O’Melveny & Myers LLP Yin Tai Centre, Office Tower, 37th Floor No. 2 Jianguomenwai Ave. Chao Yang District Beijing Attention: David J. Roberts Paul S. Scrivano Facsimile: +86 10 6563 4201

Latham & Watkins LLP 18th Floor, One Exchange Square 8 Connaught Place Central, Hong Kong Attention: Tim Gardner Facsimile: +852 2912 2600	Skadden, Arps, Slate, Meagher & Flom LLP 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong Attention: Z. Julie Gao Facsimile: +852 3740 4727

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$62,911,629	$8,581

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (A) the aggregate cash payment for the proposed per share cash payment of $0.50 for 112,278,904 outstanding ordinary shares (including shares represented by the American depositary shares) of the issuer subject to the transaction, (B) the product of 3,047,742 ordinary shares issuable under all outstanding and unexercised in-the-money options multiplied by $0.0557 per share (which is the difference between $0.50 per share merger consideration and the weighted average exercise price of approximately $0.4443 per share), and (C) the product of 13,204,692 ordinary shares issuable under the outstanding and vested restricted share units that are not yet settled multiplied by $0.50 per share.
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #3 for Fiscal Year 2013 was calculated by multiplying the transaction value by 0.0001364.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

INTRODUCTORY STATEMENT

This Amendment No. 2 (the “Amendment”) to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits thereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person”, and collectively, the “Filing Persons”): (a) ShangPharma Corporation, a Cayman Islands company (the “Company”), the issuer of the ordinary shares, par value $0.001 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares (“ADSs”), each representing 18 Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) ShangPharma Holdings Limited (“Holdings”), an exempted company with limited liability incorporated in the Cayman Islands; (c) ShangPharma Parent Limited (“Parent”), an exempted company with limited liability incorporated in the Cayman Islands; (d) ShangPharma Merger Sub Limited (“Merger Sub”), an exempted company with limited liability incorporated in the Cayman Islands; (e) Mr. Michael Xin Hui, the chairman of the board of directors and chief executive officer of the Company; (f) ChemExplorer Investment Holdings Ltd., a company incorporated in the British Virgin Islands; (g) ChemPartner Investment Holdings Limited, a company incorporated in the British Virgin Islands; (h) Joint Benefit Group Limited, a company incorporated in the British Virgin Islands; (i) TPG Star Charisma Limited, a company incorporated in Hong Kong; (j) TPG Biotech II Charisma Limited, a company incorporated in Hong Kong; (k) TPG Star, L.P., a Delaware limited partnership; (l) TPG Biotechnology Partners II, L.P., a Delaware limited partnership; and (m) Han Ming Tech Investment Limited, a company incorporated in the British Virgin Islands. This Amendment amends and restates in its entirety information set forth in the Transaction Statement.

This Amendment relates to the agreement and plan of merger dated as of December 21, 2012 (the “Merger Agreement”), by and among the Company, Holdings, Parent and Merger Sub, providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving corporation after the Merger as a wholly-owned subsidiary of Parent.

If the Merger Agreement is approved by the requisite vote of the Company’s shareholders and the Merger is completed, each Share issued and outstanding immediately prior to the effective time of the Merger will be cancelled and converted into and exchanged for the right to receive $0.50 and each ADS, each representing 18 Shares, will represent the right to receive $9.00 (less $0.05 per ADS cancellation fee), in each case, in cash, without interest and net of any applicable withholding taxes. The following Shares (including Shares represented by ADSs) will not be converted into the right to receive the consideration described in the immediately preceding sentence: (a) Shares owned immediately prior to the effective time of the Merger by Mr. Michael Xin Hui, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, Joint Benefit Group Limited, TPG Star Charisma Limited, TPG Biotech II Charisma Limited, and Han Ming Tech Investment Limited, which are subject to a contribution agreement whereby such shareholders have agreed to contribute such Shares (including Shares represented by ADSs but, in the case of Han Ming Tech Investment Limited, limited to 1,802,506 Shares held by it) (the “Rollover Shares”) to Holdings, which contributed Rollover Shares will, in connection with and at the effective time of the Merger, ultimately be exchanged for shares of the surviving corporation, (b) Shares beneficially owned by the Company as treasury shares (the “Company Treasury Shares”) and Shares owned by ChemExplorer Investment Holdings Ltd. and ChemPartner Investment Holdings Limited, each an affiliate of Mr. Michael Xin Hui, as are required to fully settle any and all vested but unsettled restricted share units as of the closing date of the Merger Agreement that were granted under (A) the Founder’s 2008 Equity and Performance Incentive Plan or (B) the Company’s 2010 Share Incentive Plan (the “Founder Plan RSU Shares”), which Company Treasury Shares and Founder Plan RSU Shares will be cancelled and cease to exist for no consideration, and (c) the Shares owned by shareholders who have validly exercised and perfected and not effectively withdrawn or lost their appraisal or other rights pursuant to Section 238 of the Cayman Companies Law, as amended, which will be cancelled and will entitle the former holders thereof to receive the appraised value thereon in accordance with such holder’s appraisal rights under the Cayman Companies Law.

At the effective time of the Merger, each option to purchase Shares granted pursuant to the Company’s 2008 Equity and Performance Incentive Plan (as amended and restated) that is then outstanding and unexercised will be cancelled and converted into and exchanged for the right to receive a cash amount equal to (a) the total number of Shares issuable under such option immediately prior to the effective time of the Merger multiplied by (b) the excess, if any, of $0.50 over the exercise price payable per Share under such option, without interest and net of any applicable withholding taxes; each of the restricted share units granted pursuant to (i) the Founder’s 2008 Equity and Performance Incentive Plan, (ii) the Company’s 2010 Share Incentive Plan, and (iii) the Company’s 2011 Share Incentive Plan that is then outstanding and vested, but not yet settled for Shares, other than any such restricted share units constituting Rollover Shares, will be cancelled and converted into and exchanged for the right to receive a cash amount equal to the product of the number of Shares previously subject to such restricted share unit immediately prior to the effective time of the Merger multiplied by $0.50, net of any applicable withholding taxes; each of the restricted share units that is then outstanding and unvested shall be cancelled and converted into and exchanged for the right to receive a restricted cash award having an aggregate amount equal to the total number of Shares subject to such restricted share unit immediately prior to the effective time of the Merger multiplied by $0.50, which restricted cash award shall be subject to the same terms and conditions, including vesting schedules, as were applicable to the corresponding restricted share unit without giving effect to the Merger.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting. In the event that the Company’s board of directors changes its recommendation under certain circumstances with respect to the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and the Merger Agreement has not subsequently been terminated by Parent as a result of such change in recommendation, the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, will also require the affirmative vote of holders of Shares (other than Rollover Shares) representing a majority of the outstanding Shares (other than the Rollover Shares) present and voting in person or by proxy at the extraordinary general meeting.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)(1) hereto), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement (or such other document incorporated herein by reference) of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Amendment are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Proxy Statement.

All information contained in this Amendment concerning each Filing Person has been supplied by such Filing Person.

The filing of this Amendment shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person or that any Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

ITEM 1.	Summary of Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

ITEM 2.	Subject Company Information

(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the ADSs, Dividends and Other Matters”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the ADSs, Dividends and Other Matters”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

ITEM 3.	Identity and Background of Filing Persons

(a) Name and Address. ShangPharma Corporation is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

ITEM 4.	Terms of the Transaction

(a)-(1) Material Terms—Tender Offers. Not applicable.

(a)-(2) Material Terms—Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to Be Considered at the Extraordinary General Meeting”

•	“The Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Dissenters’ Rights of Shareholders and ADS Holders”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Dissenters’ Rights”

(e) Provisions for Unaffiliated Security Holders. There are no provisions in connection with the Merger to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f) Eligibility of Listing or Trading. Not applicable.

ITEM 5.	Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Shares and ADSs”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting”

•	“The Agreement and Plan of Merger”

•	“Transactions in the Shares and ADSs”

•	“Annex A—Agreement and Plan of Merger”

ITEM 6.	Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“The Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

ITEM 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Purpose of and Reasons for the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Alternatives to the Proposed Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effect on the Company if the Merger is not Completed”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“ Special Factors—Material U.S. Federal Income Tax Consequences”

•	“ Special Factors—Material PRC Income Tax Consequences”

•	“Special Factors—Material Cayman Islands Tax Consequences”

•	“The Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

ITEM 8.	Fairness of the Transaction

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and our Board of Directors”

•	“Summary Term Sheet—Position of the Buyer Group as to Fairness of the Merger”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Opinion of J.P. Morgan, the Independent Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of J.P. Morgan as the Independent Committee’s Financial Advisor”

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Approve and Adopt the Merger Agreement and the Transactions Contemplated thereby, including the Merger”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Opinion of J.P. Morgan, the Independent Committee’s Financial Advisor”

•	“Annex B—Opinion of J.P. Morgan as the Independent Committee’s Financial Advisor”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and our Board of Directors”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

ITEM 9.	Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of Financial Advisor to the Independent Committee”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of J.P. Morgan, the Independent Committee’s Financial Advisor”

•	“Annex B—Opinion of J.P. Morgan as the Independent Committee’s Financial Advisor”

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of J.P. Morgan, the Independent Committee’s Financial Advisor”

•	“Annex B—Opinion of J.P. Morgan as the Independent Committee’s Financial Advisor”

(c) Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

ITEM 10.	Source and Amount of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

•	“The Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

(c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Fees and Expenses”

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

ITEM 11.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

ITEM 12.	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and our Board of Directors”

•	“Summary Term Sheet—Position of the Buyer Group as to Fairness of the Merger”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“The Extraordinary General Meeting—Our Board’s Recommendation”

ITEM 13.	Financial Statements

(a) Financial Information. The audited financial statements of the Company for the two years ended December 31, 2010 and 2011 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2011, filed with the SEC on April 30, 2012 (see page F-1 and following pages), and Amendment No. 1 thereto, filed with the SEC on May 4, 2012.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

ITEM 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

ITEM 15.	Additional Information

(b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.	Exhibits

(a)-(1)	Proxy Statement of the Company dated February 25, 2013 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)	ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated December 21, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 26, 2012.

(b)-(1)	Debt Commitment Letter, dated December 21, 2012, incorporated herein by reference to Exhibit 11 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012.

(b)-(2)	TPG Equity Commitment Letter, dated December 21, 2012, incorporated herein by reference to Exhibit 9 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012.

(b)-(3)	Joint Benefit Equity Commitment Letter, dated December 21, 2012, incorporated herein by reference to Exhibit 10 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012.

(b)-(4)	Limited Guaranty, dated December 21, 2012, incorporated herein by reference to Exhibit 8 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012.

(b)-(5)	Voting Agreement, dated December 21, 2012, incorporated herein by reference to Exhibit 6 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012.

(b)-(6)	Contribution Agreement, dated December 21, 2012, incorporated herein by reference to Exhibit 7 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012.

(b)-(7)	Term and Revolving Facilities Agreement by and among ShangPharma Holdings Limited, ShangPharma Parent Limited, ShangPharma Merger Sub Limited, and Standard Chartered Bank (Hong Kong) Limited, dated February 22, 2013.

(c)-(1)	Opinion of J.P. Morgan Securities (Asia Pacific) Limited, dated December 21, 2012, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)†	Discussion Materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated December 21, 2012.

(c)-(3)*	Discussion Materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated September 6, 2012.

(d)-(1)	Agreement and Plan of Merger dated as December 21, 2012, by and among the Company, Holdings, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

†	Previously filed on December 31, 2012
*	Previously filed on January 31, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2013

ShangPharma Corporation

By:	/s/ William Dai
Name:	William Dai
Title:	Chief Financial Officer

ShangPharma Holdings Limited

By:	/s/ Michael Xin Hui
Name:	Michael Xin Hui
Title:	Director

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Director

ShangPharma Parent Limited

By:	/s/ Michael Xin Hui
Name:	Michael Xin Hui
Title:	Director

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Director

ShangPharma Merger Sub Limited

By:	/s/ Michael Xin Hui
Name:	Michael Xin Hui
Title:	Director

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Director

Michael Xin Hui

By:	/s/ Michael Xin Hui
Name:	Michael Xin Hui

ChemExplorer Investment Holdings Ltd.

By:	/s/ Michael Xin Hui
Name:	Michael Xin Hui
Title:	Director

ChemPartner Investment Holdings Limited

By:	/s/ Michael Xin Hui
Name:	Michael Xin Hui
Title:	Director

Joint Benefit Group Limited

By:	/s/ Wenjuan Xiao
Name:	Wenjuan Xiao
Title:	Director

Han Ming Tech Investment Limited

By:	/s/ Zhongji Zhi
Name:	Zhongji Zhi
Title:	Director

TPG Star Charisma Limited

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG Biotech II Charisma Limited

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG Star, L.P.

By:	TPG STAR GenPar, L.P., its general partner
By:	TPG STAR GenPar Advisors, LLC, its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG Biotechnology Partners II, L.P.

By:	TPG Biotechnology GenPar II, L.P., its general partner
By:	TPG Biotechnology GenPar II Advisors, LLC, its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

EXHIBIT INDEX

(a)-(1)	Proxy Statement of the Company dated February 25, 2013 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)	ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated December 21, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 26, 2012.

(b)-(1)	Debt Commitment Letter, dated December 21, 2012, incorporated herein by reference to Exhibit 11 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012.

(b)-(2)	TPG Equity Commitment Letter, dated December 21, 2012, incorporated herein by reference to Exhibit 9 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012.

(b)-(3)	Joint Benefit Equity Commitment Letter, dated December 21, 2012, incorporated herein by reference to Exhibit 10 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012.

(b)-(4)	Limited Guaranty, dated December 21, 2012, incorporated herein by reference to Exhibit 8 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012.

(b)-(5)	Voting Agreement, dated December 21, 2012, incorporated herein by reference to Exhibit 6 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012.

(b)-(6)	Contribution Agreement, dated December 21, 2012, incorporated herein by reference to Exhibit 7 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012.

(b)-(7)	Term and Revolving Facilities Agreement by and among ShangPharma Holdings Limited, ShangPharma Parent Limited, ShangPharma Merger Sub Limited, and Standard Chartered Bank (Hong Kong) Limited, dated February 22, 2013.

(c)-(1)	Opinion of J.P. Morgan Securities (Asia Pacific) Limited, dated December 21, 2012, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)†	Discussion Materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated December 21, 2012.

(c)-(3)*	Discussion Materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated September 6, 2012.

(d)-(1)	Agreement and Plan of Merger dated as December 21, 2012, by and among the Company, Holdings, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

†	Previously filed on December 31, 2012
*	Previously filed on January 31, 2013